GLOBALFOUNDRIES INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking Statements

This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and wars in Ukraine and Israel; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our current restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation, and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in GLOBALFOUNDRIES’ Annual Report on Form 20-F for the year ended December 31, 2022, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (the “SEC”). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GLOBALFOUNDRIES INC.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“We,” “GF,” or the “Company”) is one of the world’s leading semiconductor foundries. We manufacture complex, feature-rich integrated circuits (“ICs”) that enable billions of electronic devices that are pervasive throughout nearly every sector of the global economy. With our specialized foundry manufacturing processes, a library consisting of thousands of IP titles, and differentiated transistor and device technology, we serve a broad range of customers, including the global leaders in IC design, and provide optimized solutions for the function, performance and power requirements of critical applications driving key secular growth end markets.

The combination of our highly-differentiated technology and our scaled manufacturing footprint enables us to attract a large share of single-sourced products and long-term supply agreements (“LTAs”), providing a high degree of revenue visibility and significant operating leverage, resulting in improved financial performance and bottom line growth. These agreements include binding, multi-year, reciprocal annual (and, in some cases, quarterly) minimum purchase and supply commitments with wafer pricing and associated mechanics outlined for the contract term. Through an intense focus on collaboration, we have built deep strategic partnerships with a broad base of more than 40 customers with LTAs as of September 30, 2023, many of whom are the global leaders in their field.

The principal source of our revenue is wafer fabrication and sales of finished semiconductor wafers, which accounted for approximately 92% of our net revenue for the three and nine months ended September 30, 2023, respectively. The rest of our net revenue was mainly derived from photomask manufacturing, sourcing services and pre-fab manufacturing services.

The semiconductor industry continues to face uncertain economic conditions that has impacted demand in certain sectors. We remain cautious regarding the sustained macroeconomic headwinds facing our industry. We continue to implement a long-term partnership-driven model with our customers, which is helping to provide improved visibility for our business through this period of uncertainty.

Components of Results of Operations

Net Revenue
We generate the majority of our revenue from sales of finished semiconductor wafers, which are priced on a per-wafer basis for the applicable design. We also generate revenue from pre-fabrication services such as rendering of non-recurring engineering (“NRE”) services, mask production and pre-fabrication services such as bump, test, and packaging. Pricing is typically agreed prior to production and then updated based on subsequent period negotiations.

Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies, and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary-headwinds we are facing within our business, we have experienced increased costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations, while these economic conditions persist.
Depreciation and amortization charges primarily include the depreciation of production equipment. We periodically assess the estimated useful lives of property, plant and equipment. As a result of a review completed in April 2023, the Company concluded the estimated maximum useful life of buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. We depreciate equipment on a straight-line basis over a two-to-ten-year period. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services. We expect cost of revenue to remain relatively flat in absolute terms and as a percentage of revenue in the fourth quarter 2023.

GLOBALFOUNDRIES INC.

Operating Expenses
Our operating expense consist of research and development (“R&D”), selling, general and administrative expense (“SG&A”), and restructuring expense. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation, and commissions.

Research and Development
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expense includes personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. We expect our R&D expense to increase modestly in absolute terms and as a percentage of revenue in the fourth quarter 2023.

Selling, General and Administrative
SG&A expense consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including the costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing and allocated overhead costs are also included. Beginning in the third quarter of 2023, SG&A expenses also include certain contract cancellation fees and (gain) loss on tool sales previously included in other income (expense).
We incur costs associated with operating as a publicly traded company, including those associated with audit, accounting, legal, information technology, regulatory, compliance, director and officer insurance, and investor and public relations. We expect SG&A expenses to decrease in absolute terms and as a percentage of revenue in the fourth quarter 2023.

Restructuring Expense
Restructuring expense primarily relates to reductions in our global workforce, leased workspace and consultants we engage for strategic support of the restructuring.

Other Operating Charges

Finance Income (Expense), net
Finance income (expense), net consists primarily of interest on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and the other credit facilities we maintain with various financial institutions, net of interest income received on our cash deposits.

Other Income (Expense), net
Other income (expense), net consists of gains and losses and other miscellaneous income and expense items unrelated to our core operations, as well as gains and losses relating to hedging activities.

Income Tax Expense
Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the United States.

GLOBALFOUNDRIES INC.
A. Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for the periods indicated:

(in millions)	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net revenue	$1,852	$2,074	$5,538	$6,007
Cost of revenue	1,323	1,464	3,962	4,390
Gross profit	529	610	1,576	1,617
Gross profit margin	28.6%	29.4%	28.5%	26.9%
Research and development expense	108	124	323	372
Selling, general and administrative expense	143	129	386	366
Restructuring expense	17	—	41	—
Operating expense	268	253	750	738
Profit from operations	261	357	826	879
Finance income (expense), net	3	(11)	4	(58)
Share of profit of joint ventures	—	1	2	3
Other income (expense), net	(21)	8	(47)	32
Profit before income taxes	243	355	785	856
Income tax expense	6	(19)	(45)	(78)
Net income for the period	$249	$336	$740	$778

Comparison of Three Months Ended September 30, 2023 and 2022 and Nine Months Ended September 30, 2023 and 2022
Net Revenue

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Net revenue	$1,852	$2,074	$(222)	(10.7)%	$5,538	$6,007	$(469)	(7.8)%

Net revenue decreased by $222 million or 10.7% for the three-months ended September 30, 2023 compared to the three-months ended September 30, 2022. The decrease was driven by lower wafer shipment volume of 575 thousand (300mm equivalent), a 10% decrease from prior period.

Net revenue decreased $469 million, or 7.8%, for the nine-months ended September 30, 2023, compared to the nine-months ended September 30, 2022. The decrease was driven by lower wafer shipment volume of 1.7 million (300mm equivalent), a 12% decrease from the prior year, offset by a 3% increase in average selling price year over year driven by ramping LTAs with better pricing, and continued improvement in product mix and a 27% increase in revenue generated from engineering and other prefabrication services.

GLOBALFOUNDRIES INC.
Cost of Revenue

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Cost of revenue	1,323	1,464	$(141)	(9.6)%	3,962	4,390	$(428)	(9.7)%
Gross margin	28.6%	29.4%	$—	—%	28.5%	26.9%	$—	—%

Cost of revenue decreased by $141 million and $428 million or 9.6% and 9.7%, for the three-and-nine months ended September 30, 2023 compared to the three-and-nine months ended September 30, 2022. The decrease was primarily a result of lower shipments in the period, depreciation and amortization expense reduction, a decrease in employee-related expenses driven by the sale of the East Fishkill business and restructuring activities.

Operating Expenses

Research and Development Expense

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Research and development expense	108	124	$(16)	(12.9)%	323	372	$(49)	(13.2)%
As a % of revenue	5.8%	6.0%			5.8%	6.2%

Research and development expense decreased by $16 million or 12.9% for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The decrease was primarily due to lower employee-related expenses of $20 million driven by lower headcount, offset by $7 million of R&D pre-production costs.

Research and development expense decreased by $49 million or 13.2% for the nine-months ended September 30, 2023 compared to the nine months ended September 30, 2022. The decrease was primarily as a result of lower employee-related expenses of $52 million due to lower headcount and decrease in R&D technology portfolio investment of $10 million. This decrease was offset by $13 million of R&D pre-production costs.

GLOBALFOUNDRIES INC.
Selling, General and Administrative Expense

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Selling, general and administrative expense	143	129	$14	10.9%	386	366	$20	5.5%
As a % of revenue	7.7%	6.2%			7.0%	6.1%

Selling, general, and administrative expense increased by $14 million, or 10.9% for the three-months ended September 30, 2023, compared to the three-months ended September 30, 2022. The change was primarily a result of $7 million higher professional services spend, associated with strategic initiatives, and $6 million related to software leases and IT related costs.

Selling, general, and administrative expense increased by $20 million, or 5.5% for the nine-months ended September 30, 2023, compared to the nine-months ended September 30, 2022. The change was primarily a result of $15 million higher professional services spend, associated with strategic initiatives, including new executive hires, $13.1 million related to software leases, offset by $3 million lower sales commission and $5 million gain on tool sales. Beginning third quarter 2023, (gain) loss on tool sales are reported as a component of selling, general, administrative expense. Prior period amounts have not been adjusted as they are immaterial.

Restructuring Expense

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Restructuring expense	17	—	$17	NA	41	—	$41	NA

Restructuring expense were $17 million and $41 million for the three and nine-months ended September 30, 2023, respectively, compared to $0 for the three and nine-months ended September 30, 2022. This change was due to the Company incurring employee-related charges associated with the reduction in our global workforce beginning in the fourth quarter 2022.

Finance income (expense), net

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Finance income (expense), net	3	(11)	$14	127.3%	4	(58)	$62	106.9%

GLOBALFOUNDRIES INC.

Finance income, net increased by $14 million or 127.3%, for the three-months ended September 30, 2023, compared to the three-months ended September 30, 2022. The increase was primarily a result of $22 million higher interest income generated from money market funds and investments in marketable securities, partially offset by $8 million higher interest expense.

Finance income, net increased by $62 million or 106.9% for the nine-months ended September 30, 2023 compared to the nine-months ended September 30, 2022. The increase was primarily a result of $80 million higher interest income generated from money market funds and increased investment in marketable securities, partially offset by $17 million higher interest expense.

Other income (expense), net

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Other income (expense), net	(21)	8	$(29)	(362.5)%	(47)	32	$(79)	(246.9)%

Other income (expense), net decreased by $29 million for the three-months ended September 30, 2023 compared to the three-months ended September 30, 2022. The decrease was primarily driven by $19 million of increased foreign exchange currency losses related to currency hedges and a $13 million higher gain on tool sales in the third quarter 2022, as compared to 2023. Beginning third quarter 2023, (gain) loss on tool sales are reported as a component of selling, general, and administrative expenses. Prior period amounts have not been adjusted as they are immaterial.

Other income (expense), net decreased by $79 million, for the nine-months ended September 30, 2023, compared to the nine-months ended September 30, 2022. The decrease was primarily driven by $58 million of increased foreign exchange currency losses related to currency hedges and the unwinding of certain commodity hedges and decreased gain on tool sales of $27 million. Beginning third quarter 2023, (gain) loss on tool sales are reported as a component of selling, general, and administrative expenses. Prior period amounts have not been adjusted as they are immaterial.

Income Tax Expense

(in millions)	Three Months Ended September 30,				Nine Months Ended September 30,
	2023	2022	Change	% Change	2023	2022	Change	% Change

Income tax (expense) benefit	6	(19)	$25	(131.6)%	(45)	(78)	$33	42.3%

Income tax (expense) benefit decreased by $25 million, or 131.6%, for the three-months ended September 30, 2023, compared to the three-months ended September 30, 2022. The decrease in expense was primarily a result of a $25 million reclassification of withholding tax expense accrued in the United States from income tax expense in the third quarter 2023. Withholding tax expense is not creditable against income taxes.

Income tax expense decreased by $33 million, or 42.3%, for the nine-months ended September 30, 2023, compared to the nine-months ended September 30, 2022. The decrease in expense was primarily a result of an improved mix of

GLOBALFOUNDRIES INC.
income in certain jurisdictions and a $25 million reclassification of withholding tax expense accrued in the United States from income tax expense in the third quarter 2023. Withholding tax expense is not creditable against income taxes.

GLOBALFOUNDRIES INC.
B. Liquidity and Capital Resources

We have financed our operations primarily through cash and cash equivalents, marketable securities, as well as cash generated from our business operations, including customers' prepayments under LTAs. As of September 30, 2023, our cash, cash equivalents and marketable securities balances of $3.4 billion included $1.9 billion of cash and cash equivalents and $1.5 billion of marketable securities.

As of September 30, 2023 and December 31, 2022, we had an undrawn revolving credit facility of $1 billion. In addition to our available revolver, we had $2.4 billion and $2.5 billion of debt outstanding as of September 30, 2023 and December 31, 2022, respectively, which was primarily comprised of multiple term loans in various currencies. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount we receive from customers, the timing and extent of our fab expansion in new and existing territories, spending to support research and development efforts, the introduction of new and enhanced products and solutions, and the continuing market adoption of our technology offerings. We may from time to time seek to raise additional capital to support our growth. We believe that our existing cash, cash equivalents, investment in marketable securities, credit under our revolving credit facility, and expected cash generated from operations, are sufficient to meet our short and long term capital requirements.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

	Nine Months Ended September 30,
	2023	2022
Cash provided by operating activities	$1,441	$2,133
Cash used in investing activities	(1,787)	(3,007)
Cash (used in) provided by financing activities	(125)	482
Effect of exchange rate changes on cash and cash equivalents	(1)	(6)
Net decrease in cash and cash equivalents	$(472)	$(398)

Operating Activities
Cash provided by operating activities for the nine-months ended September 30, 2023 of $1,441 million decreased $692 million compared to the $2,133 million provided for the nine-month period ended September 30, 2022. The decrease was primarily attributable to lower net income of $38 million, reduced depreciation and amortization of intangible assets of $165 million, reduced gains on the disposal of property, plant and equipment of $74 million and $17 million of lower share-based compensation expense. Unfavorable changes in working capital of $534 million included a higher cash outflow in trade and other payables of $408 million which was driven by a decrease in advances and deposits. The decrease was also driven by a decrease in receivables, prepayments and other assets of $177 million. This decrease was slightly offset by favorable changes in inventory of $51 million, due to increased raw materials driven by strategic wafer buys, which was offset by a decrease in work in progress related to a decline in sales.

Investing Activities
Cash used in investing activities for the nine-months ended September 30, 2023 of $1,787 million, improved $1,220 million compared to the use of $3,007 million for the nine-month period ended September 30, 2022. The lower outflow was primarily driven by $468 million higher net proceeds from marketable securities and $238 million in proceeds from the sale of the East Fishkill business in the nine-month period ended September 30, 2023, as compared to 2022. Additionally, in the prior year, we incurred higher capital expenditures associated with activities to expand capacity within certain of our fabrication facilities. In the current year, costs associated with those expansion activities have moderated, resulting in a decrease of $493 million from the prior year period.

Financing Activities
Cash used in financing activities for the nine-months ended September 30, 2023 of $125 million decreased $607 million as compared to the cash provided by financing activities of $482 million for the nine-months ended September 30, 2022. The change was primarily attributable to reduced net borrowings of $498 million and lower proceeds from the issuance of equity instruments of $100 million.